Exhibit 99.16

December 28, 2011

Upvalue Assets Limited

c/o 20 Collyer Quay

#20-01 Tung Centre

Singapore 049319

Dear                     :

This letter agreement (this “Agreement”) is made and entered into in conjunction with and in consideration of that certain Warrant Transfer Agreement (the “Transfer Agreement”), dated of even date herewith, by and between Boone Pickens (“Transferor”) and Upvalue Assets Limited (“Transferee”), whereby Transferor assigned and transferred to Transferee all of Transferor’s right, title and interest in that certain Warrant to Purchase Common Shares (the “Warrant”) with respect to One Million Five Hundred Thousand (1,500,000) shares of the Common Stock of Clean Energy Fuels Corp. (the “Company,” and such shares the “Shares”).

Effective and contingent upon the consummation of the transactions contemplated by the Transfer Agreement and exercise of Transferee’s right to purchase the Shares, the undersigned hereby agree as follows:

1. Option to Purchase. Transferee hereby grants to Transferor (including Transferor’s heirs and successors) an option, in Transferor’s sole discretion, to purchase from Transferee up to Seven Hundred Fifty Thousand (750,000) Shares at the purchase price of Twenty Two Dollars ($22.00) per share (the “Purchase Option”) through and until December 28, 2012 (the “Expiration Date”). Such Purchase Option may be exercised in whole or in part by Transferor upon written notice by Transferor to Transferee at the address above prior to the Expiration Date with the closing date of any such sale to take place three (3) business days after such notice. The Purchase Option may be exercised multiple times prior to the Expiration Date. For the avoidance of doubt, if at the time the Purchase Option is exercised, Transferee no longer holds Shares sufficient to satisfy the Purchase Option, Transferee will take all action necessary to acquire such Shares and satisfy the exercise of the Purchase Option.

2. Extension of Closing. If the closing of the Purchase Option cannot be effected upon the third business following notice of exercise because any applicable waiting period under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended (the “HSR Act”) shall not have expired or been terminated, Transferee will promptly take all such actions as may be requested by Transferor, and will otherwise fully cooperate with Transferor, to cause the elimination of all such impediments to the closing of the Purchase Option, and the closing of the Purchase Option will be extended to the third business day following the elimination of all such impediments.

3. Payment and Delivery of Certificates. At any closing of the Purchase Option, Transferor shall deliver to Transferee by wire transfer of immediately available funds to the account designated by Transferee to Transferor prior to the closing of the Purchase Option, the purchase price payable in respect of the Shares to be purchased from Transferee at the closing of the Purchase Option, and Transferee will deliver to Transferors such Shares, free and clear of all liens, with the certificate or certificates evidencing such Shares being fully endorsed for transfer by Transferee and accompanied by all powers of attorney and/or other instruments necessary to convey valid and unencumbered title thereto to Transferor.

4. Adjustment Upon Changes in Capitalization. In the event of any change in the capital stock of the Company by reason of a stock dividend, subdivision, reclassification, recapitalization, split, combination, merger, consolidation, exchange of shares, extraordinary distribution or similar transaction (it being understood that the foregoing shall not include cash distributions or distributions consisting of rights to purchase additional capital stock of the Company), the type and number or amount of shares, securities or other properties subject to the Purchase Option, and the purchase price payable therefor, will be adjusted appropriately, so that the Transferor will receive upon exercise of the Purchase Option the type and number or amount of shares, securities or property that Transferor would have retained and/or been entitled to receive in respect of the Shares if the Purchase Option had been exercised immediately prior to such event or the record date therefor, as applicable, and Transferee will receive upon exercise of the Purchase Option the amount of cash the Transferee would have received as a result of the exercise of the Purchase Option if the Purchase Option had been exercised immediately prior to such event or the record date therefor, as applicable. The provisions of this Section 4 will apply in a like manner to successive stock dividends, subdivisions, reclassifications, recapitalizations, splits, combinations, exchanges of shares, extraordinary distributions or similar transactions.

5. Miscellaneous. Transferor and Transferee agree to execute any further instruments or perform any acts which are or may become reasonably necessary to carry out the intent of this Agreement with respect to the rights, interests and titles in the Warrant and the Shares as contemplated herein. This Agreement shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such state, without regard to its conflicts of laws rules. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

If the foregoing reflects our agreement, please countersign this letter agreement in the space provided on the following page.

Sincerely,

Boone Pickens

Accepted and Agreed: Upvalue Assets Limited

Name:
Title: